Exhibit 99.1

Brookfield Asset Management Inc.	Brookfield

ANNUAL INFORMATION FORM

March 25, 2011

Brookfield Asset Management Inc.	Brookfield

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements	2

Subsidiaries	3

Development of the Business	3

Business of the Corporation	12

Code of Business Conduct and Ethics	16

Environmental Protection, Business Environment and Risks	16

Social and Environmental Policies	16

Directors and Officers	18

Market for Securities	19

Ratings and Liquidity	19

Dividends and Dividend Policy	20

Description of Capital Structure	23

Transfer Agent and Registrar	24

Material Contracts	24

Interests of Experts	24

Audit Committee Information	24

Additional Information	26

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

BROOKFIELD ASSET MANAGEMENT INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Asset Management Inc. (the “Corporation”) is a global asset management company focused on property, power and infrastructure assets with over $100 billion of assets under management. The Corporation is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the NYSE Euronext.

Brookfield Asset Management Inc. was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield”, “we”, “us” and “our” refer to the Corporation and its consolidated subsidiaries, individually or collectively, as applicable. The Corporation’s registered office and head office are located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain operating platforms that enable us to effectively manage these assets and enhance their values over time. We operate and manage assets in the following areas:

i)

Renewable Power Generation – Our power generating operations are predominantly hydroelectric facilities located on river systems in Canada, the United States and Brazil, along with a small number of co-generation and wind energy facilities;

ii)	Commercial Properties – We own and operate high quality commercial office and retail properties on behalf of ourselves and our co-investors in North America, Australasia, Europe and Brazil;

iii)

Infrastructure – Our infrastructure activities are currently concentrated in the utilities, transport and energy and timber sectors and are located in the United States, Canada, Chile, Brazil, Australasia, Europe, United Kingdom and China;

iv)	Development – Our development activities include residential operations, properties held for development and opportunity investment funds;

v)

Private Equity and Finance – Our private equity and finance business includes restructuring, real estate financing and bridge lending in the property, power and infrastructure areas and in related sectors where we have investment expertise; and

vi)	Public Securities – Our public securities activities include the management of approximately $21 billion of fixed income and equity securities for institutional and individual investors.

At December 31, 2010, we employed over 18,000 people world-wide.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All reference to R$ are to Brazilian reais. All references to A$ are to Australian dollars. All references to £ are to United Kingdom pounds. All information is presented as at December 31, 2010, unless otherwise noted.

Brookfield Asset Management Inc. – 2011 Annual Information Form	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “intend,” “grow,” “plan,” “seek,” “expect,” “believe,” “intend,” “estimate,” “anticipate,” “objective,” “continue,” “enable,” “expand,” potential,” “endeavour,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “might,” “could,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Annual Information Form include statements with respect to: the installed capacity, expected annual generation and estimated project costs of our hydroelectric and wind facilities, including new developments; the expected date of commercial operation of our Comber wind project; opportunities to re-lease space for increased yields; the completion of our City Square office development; future activities of our investment funds; future cash flows related to our Australian coal terminal and North American natural gas pipeline operations; the anticipated date of commercial operation of our transmission project in Texas; completion of the merger of Brookfield Homes Corporation and the North American residential land and housing division of Brookfield Properties Corporation, including its expected equity value, and the distribution of shares of Brookfield Residential Properties Inc. by Brookfield Properties Corporation; future determination of our legal proceedings with American International Group Inc., including its impact on the Corporation’s income based on a positive adjudication; our expectations regarding our business and financing strategies, and our capabilities to execute on such strategies; our liquidity position and ability to manage our financial commitments and capitalize on opportunities to invest capital at attractive returns; our social and environmental policies; the declaration and payment of dividends; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; the ability to continue to attract institutional investors to our funds; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed in Management’s Discussion and Analysis of Financial Results incorporated by reference in this Annual Information Form under the heading “Environmental Protection, Business Environment and Risks” and in the Corporation’s form 40-F filed with the Securities and Exchange Commission as well as in other documents filed by the Corporation from time to time with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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SUBSIDIARIES

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned, Controlled or Directed
Property Operations
Brookfield Homes Corporation	Delaware	61.9
Brookfield Properties Corporation	Canada	50.9
Brookfield Office Properties Canada	Canada	83.3
Power Generating Operations
Brookfield Renewable Power Inc.	Ontario	100.0
Brookfield Renewable Power Fund	Quebec	34.2
Other
Brookfield Brasil, S.A.	Brazil	100.0
Brookfield Incorporações	Brazil	42.6
Brookfield Infrastructure Partners L.P.	Bermuda	28.2
Brookfield Multiplex	Australia	100.0
Brookfield Investments Corporation	Ontario	100.0
Norbord Inc.	Ontario	52.5

DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2008 in each of the Corporation’s areas of business and in the Corporation’s corporate and other activities.

Renewable Power Generation

2010 Activity

We sold 17.2 million units of the Brookfield Renewable Power Fund through two secondary offerings, taking our ownership from 50.01% to approximately 34% on a fully exchanged basis and generating gross proceeds of $341 million and a gain of $291 million. We continue to administer and manage the fund, which is our exclusive vehicle for Canadian contracted operating and construction-ready hydro and wind power generation facilities.

We advanced development of five hydroelectric facilities and three wind facilities in North America and Brazil. The hydroelectric facilities are designed to have installed capacity of 117 megawatts (MW) and expected annual generation of 439 gigawatt hours (GWh) for an estimated project cost of $489 million. The wind facilities are designed to have installed capacity of 370 MW, expected annual generation of 1,072 GWh and a total project cost of approximately $1 billion. The facilities are expected to be commissioned between 2011 and 2013.

We opened the 50 MW Gosfield Wind facility in Ontario. All power produced from the Gosfield Wind facility is being sold at a fixed price to the Ontario Power Authority under a 20-year power purchase agreement (PPA) and will qualify for the Canadian Federal Government’s ecoEnergy Program for Renewable Energy. Commercial operations started under the project’s PPA on September 16, 2010. We also started construction at the 166 MW Comber Wind project in a neighbouring town. The Comber Wind project received a 20-year contract under the province of Ontario’s Feed-in Tariff (FIT) Program and is expected to enter commercial operation in late 2011. Gosfield and Comber, along with the Prince Wind facility in northern Ontario, are expected to bring our wind generating capacity in the province to more than 400 MW by the end of 2011.

We commissioned a 26 MW hydroelectric facility in Brazil that is protected from volume risk by virtue of the “assured energy” market in that region. We also acquired a 50% interest in a 30 MW hydroelectric facility located in California for $16 million.

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We secured contracts for 1,300 GWh of annual generation from new developments; arranged 6,700 GWh of financial contracts covering 2011 and 2012; and extended a power sale agreement covering 554 GWh per annum until 2016, increasing stability of revenues.

We completed $1.1 billion of financings, including preferred equity, unsecured notes and secured project financings, extending our maturity profile and decreasing our average cost of debt.

2009 Activity

We transferred substantially all of our directly held Canadian operations to the Brookfield Renewable Power Fund in two separate transactions. As part of the transfer, we agreed to purchase the uncontracted power generated by these facilities at predetermined prices in order to provide increased stability for the fund’s operating results. The fund in turn raised C$760 million in two equity issues, of which we purchased C$380 million to maintain our 50% ownership interest in the fund. As a result, we generated $525 million of liquidity.

We entered into a 20-year power sales agreement with the Ontario Power Authority for the previously uncontracted output of our Ontario operations, which is approximately 2,300 GWh annually including output from the facilities referred to above. The contract has a base price plus an additional amount in respect of on-peak production, both of which escalate annually on a predetermined basis. We are entitled to retain any ancillary revenues such as capacity payments and carbon credits. This agreement increased the amount of generation currently under long-term contract from 51% to approximately 70% and reduces our reliance on shorter-term contracts, consistent with our objectives.

We invested $120 million during 2009 to expand our operating base through a number of development initiatives including:

•	commissioning of two facilities in Brazil with total capacity of 59 MW;

•	continued advancement of the development of the 50 MW Gosfield Wind facility in Ontario;

•

acquisition of our first wind development project in Tehachapi, California. Subject to acquiring long-term power purchase agreements and other approvals, the project has potential capacity of up to 100 MW; and

•	execution of an agreement to acquire a 15 MW hydroelectric facility in Maine for $30 million.

We entered into an agreement to sell our Ontario electric distribution business to FortisOntario Inc., a wholly owned subsidiary of Fortis Inc. for approximately $68 million.

We completed a number of financing initiatives including:

•	C$700 million corporate notes issued by Brookfield Renewable Power Inc.; and

•	$315 million of project specific financings.

The proceeds were used to refinance existing debt and for general corporate purposes.

2008 Activity

We acquired a 156 MW hydroelectric generating facility on the Itiquira River in Mato Grosso State in central Brazil for a total cost of $400 million. All the power produced by this facility is sold under a long-term contract expiring in 2014. We also purchased the 18 MW Twin Cities run-of-the-river hydroelectric facility located on the Mississippi River in St. Paul, Minnesota.

We commenced commercial operations at three new hydroelectric facilities in Brazil that have a combined capacity to generate 61 MW of electricity.

Commercial Properties – Office

2010 Activity

We leased 7.2 million square feet during 2010, almost three times the amount that was rolling over, maintaining our lease profile at 95% occupancy with a 7.2 year average term. The average rent in the portfolio increased to $28 per square foot, which continues to be approximately 11% below average market rents. We continue to manage our portfolios and tenant relationships on a proactive basis, which can lead to opportunities to re-lease space for increased yields while minimizing vacancies.

We advanced numerous development activities, including our premier City Square office development in Perth, Australia which is 72% pre-leased to BHP Billiton and scheduled for completion in 2012, and jointly acquired a prime redevelopment sale in the city of

4	Brookfield Asset Management Inc. – 2011 Annual Information Form

London. We also completed the development of Deloitte Centre in Auckland, New Zealand. The new 23 story, 23,720 square metre prime office building, which includes some flagship retail on the ground floor, is fully leased to Deloitte & Touche LLP and Bank of New Zealand.

We acquired undervalued properties in Washington D.C. and Houston encompassing 2.1 million square feet for total consideration of $435 million. We sold two properties in each of Washington and Edmonton for proceeds of $296 million.

On July 30, 2010, our North American subsidiary, Brookfield Properties Corporation (“Brookfield Properties”) announced a strategic repositioning plan to transform itself into a global pure-play office property company. The plan included the acquisition by Brookfield Properties from the Corporation of an economic interest in 16 premier Australian office properties for total consideration of approximately $1.4 billion. The properties comprised 8 million square feet in Sydney, Melbourne and Perth, were 99% leased and had a total value of $3.4 billion. The Corporation completed its sale of the Australian office properties to Brookfield Properties on September 27, 2010.

Brookfield Properties’ Canadian subsidiary was converted into a real estate investment trust and renamed Brookfield Office Properties Canada, whose units are listed for trading on the Toronto Stock Exchange under the symbol BOX.UN. Brookfield Office Properties Canada is comprised of 19 premier office buildings encompassing approximately 14.4 million square feet in Toronto, Calgary and Vancouver. As part of the transaction, Brookfield Office Properties Canada purchased Brookfield Properties’ interest in the Brookfield Place office and retail complex in downtown Toronto.

Brookfield Properties sold 6.8 million units of Brookfield Office Properties Canada through a secondary offering for gross proceeds of C$150 million. As a result of the sale, we and our affiliates, including Brookfield Properties, own an economic interest of approximately 83.3% in Brookfield Office Properties Canada.

We completed $4.6 billion of financings including preferred shares, corporate debt and secured mortgages.

2009 Activity

We leased 4.6 million square feet in our core North American portfolio during 2009 at an average net rent of $21.41 per square foot, representing a 24% premium over the expiring leases, leading to increased in-place rent.

Within our commercial office development activities, we concentrated our efforts and capital on properties that were well leased and well advanced in the development process. We completed seven properties in Australia, United States and Canada at a total cost of $755 million. Overall, we added 2.1 million square feet to our portfolio and the occupancy of these properties upon completion totaled 92%.

Brookfield Properties and BPO Properties Ltd. opened Bay Adelaide Centre, a new, 51-storey, 1.2 million square foot office tower in downtown Toronto’s financial core, and the first development built to achieve a Leadership in Energy and Environmental Design (LEED) Gold Standard in Toronto’s financial district.

We increased our ownership of a high quality office property portfolio in Australia through the restructuring of A$520 million of debt issued by a fund in which Brookfield acquired management rights in 2007. Following a breach of the fund’s loan to value covenants in June 2009, we were able to negotiate new terms with the lenders and completed a A$50 million rights offering which resulted in an increase of Brookfield’s interest to 68%. This fund owns four high quality properties in Sydney and Melbourne totaling 1.9 million square feet of office space that is 99% leased.

Together with Brookfield Properties, the Corporation announced the formation of a $5 billion consortium (the “Consortium”) dedicated to investing in under-performing real estate. The Consortium will invest in equity and debt in under-valued real estate companies or real estate portfolios where value can be created for stakeholders in a variety of ways, including financial and operational restructuring, strategic direction or sponsorship, portfolio repositioning, redevelopment or other active asset management. Investments in the Consortium are targeted at corporate property restructurings with a minimum $500 million equity commitment, and pursued on a global basis, with a focus on North America, Europe and Australasia.

Financings completed during the year totalled $2.8 billion, including a public offering of $485 million of Brookfield Properties common shares to minority shareholders. The Corporation concurrently purchased common shares from Brookfield Properties equal to the public offering in order to maintain its 50% voting interest. Brookfield Properties also issued C$250 million 6.75% rate-reset preferred shares.

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Brookfield Properties entered into a joint venture partnership on an office property at 1625 Eye St., NW in Washington, DC. in which it assumed a 90% common membership interest in the building by contributing $203.4 million, or $587 per leasable square foot. Brookfield Properties maintains a 10% common membership interest as well as a preferred interest in the venture, and will retain property management and leasing responsibilities at the building.

We completed a number of debt financing initiatives, including:

•	$750 million of corporate borrowing, bonding and guarantee facilities; and

•	over $2 billion of property-specific mortgage financings.

2008 Activity

We leased 6.4 million square feet in our North American portfolio during 2008 at an average net rent of $25.44 per square foot, replacing expiring leases that averaged $17.80 per square foot.

Brookfield Properties advanced construction and pre-leasing of the Bay Adelaide Centre West Tower in Toronto. The building was topped off in September 2008.

Brookfield Properties completed two office projects in the Washington D.C. area, 1225 Connecticut Avenue, a 227,000 square foot redevelopment, and Two Reston Crescent, a 185,000 square foot new office building.

We received development approval for one of the largest commercial office complexes in Perth, West Australia.

Brookfield Properties sold its 50% interest in TD Canada Trust Tower in Toronto for C$425 million.

Brookfield Properties completed the disposition of the non-core properties acquired in 2006 from Trizec Properties, Inc. and Trizec Canada Inc.

We completed $1.2 billion of financings to refinance existing properties.

Commercial Properties – Retail

2011 Activity - to date

We acquired 113.3 million common shares of General Growth Properties, Inc. (“GGP”) from The Fairholme Fund (“Fairholme”) for aggregate consideration of approximately $1.7 billion, giving the Corporation and its consortium partners an approximate 38% equity interest in GGP. GGP is the second largest retail mall owner in the United States with a portfolio of more than 180 properties that include some of the highest quality and most profitable malls in America. We have three seats on GGP’s board of directors and our Chief Executive Officer serves as the Chair of GGP’s board of directors. Pursuant to an agreement with Fairholme, the Corporation issued 27.5 million Class A Limited Voting Shares, representing a 4.5% equity interest in the Corporation, to Fairholme valued at $907 million (based on the closing price of the Class A Limited Voting Shares on the NYSE on January 14, 2011, of $32.99) and paid Fairholme $804 million in cash. Subject to certain exceptions, Fairholme may not transfer such Class A Limited Voting Shares without first providing the Corporation with written notice of its desire to make such a transfer and allowing the Corporation to purchase the Class A Limited Voting Shares subject to the notice on the terms contained in the notice. In addition, Fairholme agreed to certain restrictions on the acquisition of additional Class A Limited Voting Shares.

2010 Activity

We signed a definitive agreement with the predecessor of GGP (“General Growth”) for a proposed recapitalization of General Growth. The Corporation, along with its consortium partners, agreed to invest $2.625 billion in equity to fund General Growth’s recapitalization. On November 9, 2010, General Growth emerged from Chapter 11 protection and was split into two companies, new General Growth Properties, Inc., which is GGP, and The Howard Hughes Corporation. Upon completion of the recapitalization, the Corporation and its consortium partners owned approximately 27% of GGP and approximately 14% of The Howard Hughes Corporation on a fully diluted basis.

2008 Activity

We opened the 825,000 square foot Eden shopping centre complex, located in High Wycombe, U.K.

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Infrastructure

2010 Activity

We closed a $2.7 billion Brookfield Americas Infrastructure Fund, L.P., which focuses on investing in infrastructure assets primarily in North and South America. We manage the fund and have committed 25% of the total capital commitments, or approximately $660 million. Investors in the fund include sovereign wealth funds and public and private pension plans from North America, Europe, Asia and the Middle East. Our capital commitment to the fund will be primarily funded by Brookfield Infrastructure Partners L.P. (together with its affiliated entities, “Brookfield Infrastructure”).

Brookfield Infrastructure closed its merger with Prime Infrastructure (“Prime”). Pursuant to the merger, approximately 50.7 million limited partnership units of Brookfield Infrastructure were issued. Following these transactions, there are approximately 157.4 million Brookfield Infrastructure units outstanding and the Corporation and its related entities have a 28.2% interest in Brookfield Infrastructure.

We received regulatory approval to increase the rate base of our Australian coal terminal, further enhancing the cash flows in the business, and confirmed new agreements for our North American natural gas pipeline operations, providing greater certainty for future cash flows.

We invested $0.4 billion into expansion projects during 2010 and advanced six significant capital projects in our Western Australian rail business to upgrade and expand the capacity of our network by 50% and deploy a further $600 million of capital at favorable returns.

We completed $2.2 billion of financings on our transmission, rail and port assets. This includes the renewal of a revolving corporate credit facility with a syndicate of global financial institutions for a three year term. The credit facility was increased from $200 million to $700 million and is available for investments and acquisitions, as well as general corporate purposes. The facility will be available on a revolving basis until June 2013.

Acadian Timber Income Fund (“Acadian”) was converted to a corporation named Acadian Timber Corp., pursuant to a plan of arrangement under the Canada Business Corporations Act together with CellFor Inc., a leading independent supplier of high technology seedlings to the global forest industry. The Corporation continues to hold 45% of Acadian.

2009 Activity

We acquired an $8 billion portfolio of global infrastructure assets consisting primarily of utility and transport and energy businesses which significantly expanded the breadth of our operations and assets under management in this segment. The acquisition was completed by Brookfield Infrastructure, and consisted of a 40% interest in the then restructured Australian listed entity Prime that owned most of the acquired portfolio, as well as a direct 49% interest in a major Australian coal terminal and a 100% interest in a UK port business. Prime owned a diverse portfolio of transportation and utility assets located in Australia, the U.S., the U.K., continental Europe, New Zealand and China. We funded the acquisition with $1.8 billion of equity, of which $0.8 billion was funded by other shareholders of Prime, $0.6 billion was funded by other investors in Brookfield Infrastructure, and $0.4 billion was funded by us in the form of additional investment in Brookfield Infrastructure. The acquired businesses are largely regulated, with the effect that approximately 80% of our Infrastructure operating cash flows were generated from businesses that are regulated or underpinned by long-term contracts.

We were awarded a major contract to construct a $500 million transmission project in Texas, together with our joint venture partner. We anticipate commercial operation of the project in the beginning of 2013, at which time the joint venture will be a licensed transmission utility in the state.

We established three unlisted infrastructure funds during 2009, which included an approximate $400 million fund focused on Colombia, a $440 million fund focused on Peru and a larger fund focused more broadly on the Americas.

Brookfield Infrastructure completed the previously announced sale of 95% of its minority interest in a group of five related transmission investments in Brazil for total proceeds of $275 million.

Brookfield Infrastructure closed a $200 million revolving credit facility with a syndicate of global financial institutions.

The Corporation converted 4.5 million Class B interests of Katahdin Forest Management LLC into units of Acadian, increasing our ownership of Acadian units to 45.3%. Our fully diluted ownership was unchanged.

Brookfield Asset Management Inc. – 2011 Annual Information Form	7

2008 Activity

The Corporation formed an investment fund into which a portion of our U.S. Pacific Northwest freehold timberlands were sold.

Brookfield Infrastructure exercised its option to sell its minority interest in a group of five related transmission investments in Brazil.

The Corporation completed the spin-off of a 60% interest in Brookfield Infrastructure to the holders of the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares. Initially, Brookfield Infrastructure held interests in five electricity transmission and timber operations in Canada, the United States, Chile and Brazil. In March 2008, Brookfield Infrastructure announced the purchase of certain Ontario Transmission Assets from the Corporation. Shareholders received on January 31, 2008 one partnership unit for every 25 Class A Limited Voting Shares or Class B Limited Voting Shares held at the close of business on January 14, 2008. The partnership units commenced trading on the New York Stock Exchange on January 31, 2008 under the stock symbol BIP.

Development Activities

2011 Activity - to date

We closed a fund dedicated to the agriculture business in Brazil, with total committed capital of $330 million. The fund is focused on investing in high quality agricultural growth opportunities across a region that is a recognized global leader in agribusiness. Investors in the fund include a diverse group of global public and private pension plans, insurance companies and endowment funds and Brookfield.

2010 Activity

On October 5, 2010, Brookfield Homes Corporation (“Brookfield Homes”) and Brookfield Properties announced that they had agreed to combine Brookfield Homes and the North American residential land and housing division of Brookfield Properties into Brookfield Residential Properties Inc. (“Brookfield Residential”). The transaction will create a diversified North American residential land and housing company with $2.5 billion of assets and an expected equity value of approximately $1 billion. Completion of the transaction is subject to approval of the holders of a majority of the outstanding Brookfield Homes Corporation common stock and is anticipated to occur on or around March 31, 2011. In consideration for contributing its North American residential land and housing division to Brookfield Residential, Brookfield Properties will receive shares of Brookfield Residential common stock representing in the aggregate approximately 50.7% of the outstanding shares of Brookfield Residential common stock, a $265 million senior unsecured promissory note and a $215 million junior unsecured promissory note. Brookfield Properties intends to distribute rights to its common shareholders, other than the Corporation, entitling them to acquire, at $10 per share, the Brookfield Residential common shares that Brookfield Properties will receive in exchange for its contribution of its North American residential land and housing division. The Corporation has agreed purchase the shares of Brookfield Residential that it would have been entitled to purchase if it had received its pro rata share of rights as a shareholder under the rights distribution and to acquire any shares of Brookfield Residential that are not otherwise subscribed for in the rights offering at the same price per share as in the rights offering. As a result, following completion of the transactions and the rights offering, the Corporation is expected to hold between 66% and 91% of the Brookfield Residential common shares on a fully-diluted basis, depending upon how many shares are acquired by other shareholders of Brookfield Properties or their assignees pursuant to the rights offering.

Brookfield Real Estate Opportunity Fund announced the acquisition of a 16 property portfolio in the U.S. totaling 2.9 million square feet from JP Morgan Chase, which, as part of the transaction, is leasing back over 60% of the space in the portfolio on a long-term basis. Brookfield Real Estate Opportunity Fund also sold 26 properties at returns exceeding our underwritten returns.

2009 Activity

We significantly expanded our Brazilian residential development business since mid-2008 through two merger transactions and two equity issues. This enabled us to expand into new geographic markets and added greater scale in the middle income market. The combined businesses generated record sales and cash flows during 2009 as a result of these initiatives as well as the continued strength of the Brazilian economy.

We invested $248 million in our U.S. residential business, Brookfield Homes, as part of a rights offering of convertible preferred shares to all shareholders, increasing our interest from 60% to 82% on a fully diluted basis.

Brookfield’s publicly listed Brazilian residential business, Brookfield Incorporacões, completed a rights offering of 100 million new common shares, raising R$200 million in capital. Brookfield subscribed for its pro rata share and now holds an approximately 43% interest in the company.

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2008 Activity

We expanded our Brazilian residential property operations through the acquisition of MB Engenharia and a merger with Company S.A. These transactions increased our market position in São Paulo and Rio de Janeiro and also established a presence in the mid-west region of Brazil, including Brasilia and Goiânia. The acquisitions also extended our product offerings into the middle income segment, thereby providing a complement to our existing presence in the higher income segment.

Private Equity and Finance

2011 Activity - to date

Fraser Papers Inc. (“Fraser”), which initiated a court-supervised restructuring under the Companies’ Creditors Arrangements Act (Canada) and similar relief under Chapter 15 of the U.S. Bankruptcy Code in the U.S. in June 2009, implemented a plan of arrangement approved by the courts in February 2011 whereby its U.S. subsidiaries (including two lumber mills located in Northern Maine) were sold to a subsidiary of Brookfield. Following the completion of the sale, Fraser’s interests in Twin Rivers Company (“Twin Rivers”) were distributed to Fraser’s unsecured creditors.

The Corporation foreclosed, through a defaulted mezzanine loan, on a hotel and casino containing 1,500 guestrooms located in Las Vegas, Nevada. We intend to reposition the property over the next few years.

Brookfield Special Situations Partners Ltd. (“Brookfield Special Situations”), Brookfield’s restructuring group (formerly Tricap Partners), acquired 891,843 common shares of Insignia Energy Ltd., a Calgary-based oil and natural gas company engaged in the exploration for and the acquisition, development and production of natural gas and crude oil in Canada, increasing its ownership to approximately 57% of the issued and outstanding common shares.

2010 Activity

Brookfield Special Situations acquired additional common shares and warrants of Ainsworth Lumber Co. Ltd. (“Ainsworth”) in a privately negotiated transaction. This acquisition, and the subsequent exercise of the warrants, increased Brookfield Special Situations’ ownership of Ainsworth to 54,635,219 common shares or 53.5% of the issued and outstanding common shares on a fully diluted basis (excluding warrants not currently exercisable for common shares).

We sold 8.7 million shares of Norbord Inc. (“Norbord”) for approximately C$145 million, reducing our interest from approximately 73.0% to 52.5%.

Brookfield Special Situations sold Concert Industries Corp., a manufacturer of specialty non-woven airlaid fiber, to a global manufacturer of specialty papers and engineered products. Following an initial investment of $100 million during 2004 and 2005 and subsequent restructuring, refinancing and expansion of its German facilities, Brookfield Special Situations received total proceeds of $235 million, resulting in a $36 million gain to the Corporation.

In April 2010, Fraser completed the sale of its specialty papers business to Twin Rivers, a company 51% owned by Brookfield. In December 2010, Fraser sold its paper mill in Gorham, New Hampshire.

2009 Activity

The Corporation foreclosed on a 542,000 square foot office property in San Francisco through a defaulted mortgage loan.

The Corporation also foreclosed, through a defaulted mezzanine loan, on a portfolio of seven multifamily residential properties containing 3,831 apartments located in Chicago, Los Angeles and in the Washington D.C. metropolitan area.

Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangements Act (Canada) and similar relief under Chapter 15 of the U.S. Bankruptcy Code in the U.S. and was subsequently granted approval to sell its specialty paper assets to Twin Rivers, a newly incorporated company sponsored by its three principal creditors, Brookfield, the Government of New Brunswick and CIT Business Credit Canada Inc. (“CIT”). Under the terms of the offer, Brookfield agreed to convert its claim against Fraser into a 51% common equity position, the Government of New Brunswick agreed to convert its $35 million secured loan into equity in the form of preferred shares of the new company and CIT, which provided working capital to Fraser, agreed to provide a $50 million revolving line of credit to Twin Rivers.

Brookfield Asset Management Inc. – 2011 Annual Information Form	9

Brookfield Special Situations and Brookfield Bridge Lending Fund Inc., the Corporation’s specialty bridge lending fund, invested in three Western Canada-based oil and gas related companies through several acquisition and private placement transactions. At such time, two of Brookfield’s private equity funds owned 54% of Insignia Energy Inc., 83.5% of Central Alberta Well Services Corp. and 60.9% of Second Wave Petroleum.

The Corporation, together with Export Development Canada (“EDC”), announced the establishment of a C$1 billion fund backed by EDC to provide debtor-in-possession loans and other specialty finance solutions to Canadian companies undergoing a restructuring or reorganization. Brookfield committed to provide 10 per cent of the fund’s capital and manages the fund. EDC is its largest investor with an initial participation of C$450 million.

The Corporation acquired 163 million common shares and 81 million common share warrants of our forest-products subsidiary Norbord for approximately C$144 million, in conjunction with Norbord’s rights offering. This acquisition increased Brookfield’s direct and indirect ownership of Norbord’s common shares to approximately 75%.

Tricap Management Limited (“Tricap”), an indirect wholly-owned subsidiary of Brookfield which was subsequently renamed Brookfield Special Situations Management Limited, acquired 4,303,788 additional common shares and 254,374,654 non-voting shares of Western Forest Products Inc. (“Western”) for C$0.19 per share in connection with Western’s rights offering. This acquisition increased Tricap’s ownership of Western’s common and non-voting shares to 49% and 100% respectively. Of the shares acquired, an aggregate of 236,500,018 shares are beneficially owned by the Corporation. Including the Tricap acquisition, the Corporation beneficially owns 49,124,547 common shares and 300,028,286 non-voting shares representing approximately 38% and 89% of the issued and outstanding common shares and non-voting shares of Western.

2008 Activity

The Corporation closed the sale of our Lloyds Insurance business and reached an agreement to sell our U.S. property and casualty insurance business.

The Corporation announced the acquisition of 18,813,245 common shares of Fraser, a paper products subsidiary, through an equity rights offering, increasing our direct and indirect interest in Fraser to approximately 70%.

Public Securities

2009 Activity

Hyperion Brookfield Asset Management, Inc. and Brookfield Redding LLC, both Brookfield subsidiaries, announced the completion of their integration into a combined registered investment advisor known as Brookfield Investment Management Inc. (“BIM”). BIM’s fixed income and equity platforms provide investment management expertise across core fixed income, high yield, structured investment products, global REITs and listed infrastructure securities.

We launched the Dow Jones Brookfield Infrastructure Indexes.

We launched the Brookfield Redding Infrastructure Fund for investing in global infrastructure.

Corporate and Other

2011 Activity - to date

In February 2011, the Corporation issued 17,595,000 Class A Limited Voting Shares for gross proceeds of C$578 million and C$235 million 4.60% rate-reset Class A Preference Shares, Series 28. The proceeds of these offerings allowed the Corporation to finance its January 2011 purchase of additional common shares in GGP almost entirely with permanent equity.

2010 Activity

The Corporation issued C$250 million 4.50% rate-reset Class A Preference Shares, Series 26.

The Corporation issued C$350 million principal amount of 5.30% senior unsecured notes due March 1, 2021. The net proceeds of the Note Offering were used to refinance existing indebtedness and for general corporate purposes.

10	Brookfield Asset Management Inc. – 2011 Annual Information Form

The Corporation received approval for a normal course issuer bid to purchase up to 49,500,000 Class A Limited Voting Shares, representing at the time approximately 9.9% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchases on the NYSE and TSX. Under this bid, which commenced on April 21, 2010 and will expire on April 20, 2011, the Corporation has not purchased any Class A Limited Voting Shares as of the date of this Annual Information Form.

The Corporation issued C$300 million unsecured debt financing at 5.2% with a September 2016 maturity.

The Corporation issued C$275 million 5.40% rate-reset Class A Preference Shares, Series 24.

2009 Activity

The Corporation filed suit in the U.S. District Court of Manhattan against American International Group Inc. (“AIG”), alleging that AIG’s 2008 financial collapse and subsequent government sponsored bailout in 2009 triggered several default provisions under a 1990 swap agreement entered into by Brysons International, a Brookfield affiliate, related to a $200 million loan with final payments owing in 2015. The terms of the swap agreement provide that the agreement automatically terminates if one-counterparty experiences a sufficient degree of financial distress. The Corporation has filed for adjudication on the event of the default and a declaration that no payments are required by it for future payments under the agreement. The Corporation has expensed the accrual amounts owed on the life of the agreement over the years and marked-to-market the contract. The Corporation believes a positive adjudication by the court would result in the inclusion of income of up to $1.072 billion, based on the December 31, 2010 balances.

The Corporation issued C$300 million 7.0% rate-reset Class A Preference Shares, Series 22.

The Corporation issued C$500 million senior unsecured debt financing at 8.95% with a five-year term.

The Corporation received approval for a normal course issuer bid to purchase up to 49,300,000 Class A Limited Voting Shares, representing approximately 9.9% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchases on the NYSE and the TSX. Under this bid, which commenced on April 21, 2009 and expired on April 20, 2010, the Corporation did not purchase any Class A Limited Voting Shares.

2008 Activity

The Corporation issued $150 million of unsecured term debt pursuant to a private placement, comprising $75 million of 5-year 6.65% notes and $75 million of 4-year 6.4% notes.

The Corporation issued C$150 million 5.0% Class A Preference Shares, Series 21.

The Corporation received approval for a normal course issuer bid to purchase up to 49,500,000 Class A Limited Voting Shares representing at the time approximately 9.9% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchases on the NYSE and TSX. Under this bid, which commenced on April 21, 2008 and expired on April 20, 2009, the Corporation purchased 13,251,052 Class A Limited Voting Shares for approximately $235 million at an average price of $17.73 per share. All Class A Limited Voting Shares purchased under this bid were cancelled.

The Corporation’s Class A Limited Voting Shares commenced trading on NYSE Euronext under the stock symbol BAMA.

Brookfield Asset Management Inc. – 2011 Annual Information Form	11

BUSINESS OF THE CORPORATION

Our Business

Brookfield is a global asset manager, with a focus on property, renewable power and infrastructure. Our business model is simple: utilize our global reach to identify and acquire high quality real assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets through our leading operating platforms to earn reliable, attractive long-term total returns for the benefit of our partners and ourselves.

We create value for shareholders in the following ways:

•

As an owner-operator, we aim to increase the value of the assets within our platforms and the cash flows they produce through our operating expertise, development capabilities and effective financing capabilities;

•

As an investor and capital allocator, we strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or by monetizing assets at appropriate times to realize value; and

•

As an asset manager, by performing the foregoing activities not just with our own capital, but also with that of our clients. This enables us to increase the scale of our operations, which differentiates us from others, and enhances our financial returns through the receipt of base management fees, and performance-based income.

Total assets under management throughout our funds and operating platforms were $122 billion at December 31, 2010 and represent assets managed on behalf of our clients, as well as on our own. These include the physical assets and working capital held by the various listed and unlisted entities and investees within our various operations as well as the debt and equity securities that we manage on an advisory basis through our public securities operations. This metric provides an indication of the scale of our operations, and while it is not a direct indicator of our profitability, we believe our global scale provides a valuable competitive advantage.

Our capital is invested primarily in (i) renewable hydroelectric power plants in North America and Brazil; (ii) commercial office properties in central business districts of major international centres; and (iii) a global portfolio of regulated infrastructure assets. These segments, together with cash and financial assets, represent approximately 70% of our invested capital and contribute to the strength and stability of our capitalization, operating cash flows and net asset values. Approximately 20% of our invested capital is deployed in more cyclical activities, such as residential development activities and our private equity and finance groups, with commensurately higher long-term return expectations. The remaining 10% of capital is deployed in working capital and carrying values associated with our service businesses.

Principal Business Activities

We organize our business into a number of specialized operating platforms that are responsible for managing the assets in each of our principal segments as set forth below. As an asset manager, we have established a number of listed and unlisted entities through which our clients can invest in these assets. These consist of unlisted institutional funds, listed entities that are externally managed by us, and listed internally managed entities in which we own major interests.

Asset Management and Other Service

We manage $50 billion of capital for clients that is invested alongside our own capital across all of our operations described below. We earn fees and performance income for managing this capital and also receive other benefits that are reflected in our operating returns from our various platforms. We also provide a broad array of investment banking, construction and property services to our customers.

Renewable Power Generation

We have one of the largest privately owned hydroelectric power generating portfolios in the world, located on river systems in the U.S., Canada and Brazil. We have chosen to focus on hydroelectric generation because of the long-life, exceptional reliability and low operating costs of these facilities. As at December 31, 2010, we owned and managed 167 hydroelectric generating stations which generate on average approximately 14,500 GWh of electricity each year. We also own and operate two wind farms with 240 MW of capacity as well as two natural gas-fired plants. Overall, our assets have 4,306 MW of generating capacity, enough to power 1.4 million homes.

12	Brookfield Asset Management Inc. – 2011 Annual Information Form

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. At December 31, 2010, our portfolio consisted of 126 properties containing approximately 88 million square feet of commercial space.

Retail Properties

We own interests in 213 retail shopping centres in the U.S., Canada, Australia, Brazil and the United Kingdom. These properties encompass approximately 178 million square feet of retail space. Our largest investment is a dominant portfolio of U.S. super-regional shopping mall properties held through our consortium’s nearly 40% ownership of General Growth Properties, which we acquired during 2010 and in February 2011, subsequent to year-end.

Infrastructure

During 2010, we completed a transaction that significantly expanded the scale of our infrastructure operations. Our infrastructure group now manages approximately $16 billion of total assets in the following sectors: transportation (ports, rail lines); utilities (electrical and natural gas transmission); and timberlands. Our strategy is to acquire and operate high quality assets and operations that provide essential services or products and which generate cash flows that are supported by regulatory regimes or some form of barrier to entry.

Development Activities

We develop commercial properties on a selective basis, and are active in residential development throughout North America, Australasia, Brazil and the United Kingdom. We also develop agricultural lands in Brazil. These activities encompass 27 million square feet of developable commercial space, 81 million square feet of residential condominiums, 122,000 lots for residential land and 370,000 acres of agricultural land. We also conduct development activities within our renewable power generation and timberland activities.

Private Equity and Finance

We conduct a wide range of restructuring, real estate finance and bridge lending activities through investment funds with total committed capital of $4.4 billion. Total invested capital at year end was $3.5 billion of which our share was $1.7 billion. We also hold a number of investments that are mostly temporary in nature and will be sold once value is maximized or integrated into our core operations or new fund strategies.

Business Strategy

We focus on “real assets” and businesses that form the critical backbone of economic activity, whether they generate reliable clean electricity, provide high quality office space in major urban markets, or transport goods and resources to or from key locations.

•

These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

We operate as an asset manager, and raise capital from our clients that is invested in assets we own, alongside our own capital.

•

This approach adds further value to the company by providing us with additional capital to grow the business and compete for larger transactions. This also generates an increasing stream of base management and performance-based income that adds incremental value to our franchise.

We are active managers of capital.

•	We strive to add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns.

We maintain leading operating platforms (with over 18,000 employees world-wide) in order to maximize the value and cash flows from our assets.

•

Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, through the negotiation of property leases, energy contracts or regulatory agreements, asset development, operations and other activities.

Brookfield Asset Management Inc. – 2011 Annual Information Form	13

We finance our operations on a long-term investment grade basis, with most of our operations financed on a stand-alone asset-by-asset basis with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to be in a position to respond to opportunities.

•

This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also enables us to weather financial cycles and provides the strength and flexibility to react to opportunities.

We prefer to invest in times of distress and in situations which are time-consuming.

•	We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain a large pipeline of attractive development and expansion investment opportunities.

•	This provides us flexibility in deploying growth capital, as we can invest in both acquisitions and organic development, depending on the relative attractiveness of returns.

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. These high quality operating platforms have been established over many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to continue increasing our asset management capabilities by expanding our sources of co-investment capital and clients. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Financing Strategy

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle;

14	Brookfield Asset Management Inc. – 2011 Annual Information Form

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization; and

•	Maintain access to a diverse range of financing markets.

Our strategy is to eventually have two flagship entities within each platform, one listed and one unlisted, through which capital will be invested by us and our partners. For example, within our infrastructure operations, we have established Brookfield Infrastructure Partners, a publicly listed entity that has a $3.5 billion market capitalization, and the Brookfield Americas Infrastructure Fund, a private investment partnership with $2.7 billion of committed capital from institutional investors. These two entities are supplemented from time-to-time with additional listed and unlisted niche entities, such as our Latin America country-specific funds and timber funds. This provides us with access to both listed and private equity capital.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

Brookfield Asset Management Inc. – 2011 Annual Information Form	15

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has a Code of Business Conduct and Ethics (“Code”) that sets out the expected conduct of its directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Board of Directors of the Corporation has approved the Code, copies of which are available on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and also may be obtained on our web site at www.brookfield.com at Corporate/Conduct Guidelines.

For information about the Code, reference is made to the section entitled “Code of Business Conduct and Ethics” on page 27 of the Corporation’s Management Information Circular dated March 10, 2011 (the “Circular”) which is available on SEDAR at www.sedar.com. A copy of the Circular can also be obtained from the Corporation and is available on our web site www.brookfield.com at Investors/Other Disclosure Reports.

ENVIRONMENTAL PROTECTION, BUSINESS ENVIRONMENT AND RISKS

We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to asses and manage potential liability exposure. For information about environmental policies and risk factors related to the Corporation and its business, reference is made to the sections entitled “Business Environment and Risks” on pages 76 to 85 and “Sustainable Development” on pages 156 to 157 of Management’s Discussion and Analysis in the Corporation’s 2010 Annual Report (the “Annual Report”) which is available on SEDAR at www.sedar.com. A copy of the Annual Report can also be obtained from the Corporation and is available on our web site www.brookfield.com at Investors/Financial Reports.

SOCIAL AND ENVIRONMENTAL POLICIES

Commercial Properties

As a leader in the commercial real estate industry, we are committed to owning, developing and managing premier office properties that are sustainable, environmentally friendly and technologically advanced. We intend to build all our future developments to a LEED® (Leadership in Energy and Environmental Design) Gold standard or local equivalent. The LEED® Green Building Rating System is an internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality. Within our 88 million square foot global office portfolio, we currently have 16 LEED certifications. In addition, we continue to expand and enhance the features, systems and programs that foster energy efficiency in our existing buildings, as well as the health and safety of all of our tenants, employees and the community. We perform regular, comprehensive environmental reviews and upgrades at our properties and endeavor to maximize energy efficiency at every building. Our goal is to provide the highest-quality office space for our tenants while also reducing operating costs and the impact on the environment over the full lifecycle of the property.

We are firmly committed to the continuous improvement of energy performance and the sustainability profile of our North American office portfolio, both within existing buildings and in new developments. Each of our properties undergoes routine, comprehensive environmental reviews and upgrades. Renovations are undertaken with the most environmentally conscious products reasonably available. The goal is to provide high quality office space while reducing operating costs. Energy efficiency is one of our top priorities.

We have a three-pronged strategy toward achieving maximum sustainability and energy conservation in our office assets:

1.	Incorporate innovative energy conservation strategies to achieve best-in-industry environmental performance in all new office developments;

2.	Capitalize on opportunities to redevelop, retrofit, redesign and renovate properties within the existing portfolio to realize maximum energy efficiency and reduction in carbon footprint; and

3.	Take leadership positions in green industry organizations and undertake new initiatives that foster the sustainability of commercial properties.

16	Brookfield Asset Management Inc. – 2011 Annual Information Form

Renewable Power Generation

We have health and safety and environmental policies in place in connection with our power generating and transmission operations that require all employees, contractors, agents and others involved to comply with established safety, health and environmental practices. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. Our environmental practices are based on fundamental values of accountability, partnership and open communication. We endeavour to manage natural resources in ways that ensure sustainable development. Our approach protects and enhances the ecosystems and communities affected by our activities. We are committed to the environmentally responsible management of our assets. Developments undertaken have all obtained their required environmental authorizations from the appropriate regulatory authorities. We pay particular attention to dam safety. Inspections and independent evaluations of our dams and other hydroelectric structures are periodically conducted, and repairs and upgrades are made to any elements or design features as may be required from time to time. Public safety is also one of our primary concerns. We endeavour to keep the lands and waterways we use for our operations safe for the general public. We also conduct information sessions for the general public to educate them of the dangers of using land and waterways of hydroelectric generating facilities for recreational purposes.

Infrastructure

Our infrastructure business operates within well defined legislative and regulatory frameworks related to environmental protection, climate change and carbon emissions in many jurisdictions on four continents. Throughout our operations, we strive to meet and exceed environmental standards through environmental management plans which assist us in reducing our environmental footprint and monitoring our performance over time. Our operations work proactively within their local communities and with other key stakeholders to positively contribute to the communities through sponsorship activities and local employment opportunities. A number of our infrastructure operations are ISO 14001 certified and others are currently working towards certification. As the owner and operator of Dalrymple Bay Coal Terminal (“DBCT”) in Australia, one of the world’s largest coal export terminals, we operate an established Integrated Management System alongside our third-party, customer-owned operator. DBCT has an Environmental Action Team focused on minimizing the impacts on the local marine and terrestrial ecosystems and implementing sustainability practices for water usage, recycling, noise reduction and other programs and initiatives. In addition, Brookfield Rail in Australia has a robust environmental management plan to oversee its key environmental risks, including flora and fauna, soil and water contamination, fire control, noise pollution and dangerous and hazardous cargoes. Brookfield’s timberlands operations, in North and South America, provide another example of our approach to environmental protection and policies. Our timberlands are managed for long-term timber production of both solid wood and pulp and paper products and the sustainability of the operations, which is independently audited under the Sustainable Forestry Initiative (SFI). We are fully regulated by federal, state and/or provincial laws, which in many cases are more rigorous than those required under various forest practice certification schemes. The standards under which our timberlands are certified all meet the standards defined by the Programme for the Endorsement of Forest Certification schemes (“PERC”), a globally recognized certifier of certifiers. It is our intention that all timberlands owned and/or managed by us will become certified by PERC, providing assurance to purchasers of wood and paper products that they are supporting the sustainable management of forests. We view these policies and procedures as standard best operating practices and we treat all related costs as direct business costs within each operation.

Development Activities

We are subject to local, state, provincial and federal laws and regulations concerning the protection of the environment in connection with our development properties. For instance, the environmental laws that apply to a given homebuilding site depend upon the site’s location, its environmental conditions and the present and former uses of the site and its adjoining properties. Environmental laws and conditions may result in delays, or cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas.

Brookfield Asset Management Inc. – 2011 Annual Information Form	17

DIRECTORS AND OFFICERS

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board has 16 directors. Particulars relating to each of the 16 directors nominated for election at the Annual and Special Meeting of Shareholders to be held on May 11, 2011 are set out in the Circular on pages 8 to 16, which are incorporated herein by reference.

Executive and Corporate Officers of the Corporation

The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Executive and Corporate Officers

Name	Residence	Current Office	Date of Appointment
Jeffrey M. Blidner (a)	Ontario, Canada	Senior Managing Partner	2003

J. Bruce Flatt (a)	Ontario, Canada	Senior Managing Partner and Chief Executive Officer	2002

Jeffrey A. Haar (b)	Ontario, Canada	Senior Vice-President, Legal and Corporate Secretary	2010

Brian D. Lawson (a)	Ontario, Canada	Senior Managing Partner and Chief Financial Officer	2002

George E. Myhal (a)	Ontario, Canada	Senior Managing Partner	2003

Samuel J.B. Pollock (a)	Ontario, Canada	Senior Managing Partner	2003

Katherine C. Vyse (b)	Ontario, Canada	Senior Vice President, Investor Relations	2002

(a) Executive Officer

(b) Corporate Officer

Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years except Mr. Haar, who prior to his appointment in 2010 was Vice-President, Legal of the Corporation.

As at March 10, 2011, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 23.8 million Class A Limited Voting Shares, representing approximately 3.8% of the Corporation’s issued and outstanding shares in this series. These ownership interests do not include the pro rata interests of related directors and other executive officers held beneficially through Partners Limited and BAM Investments Corp. which totalled 32.8 million shares, representing approximately 5.3% of the Corporation’s issued and outstanding Class A Limited Voting Shares at the same date. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Limited Voting Shares.

Mr. Lawson served as a director of American Resource Corporation Limited (“ARCL”) until April 2005. During that time, ARCL failed to file financial statements on a timely basis, and accordingly ARCL and its directors and officers became subject to management cease trade orders imposed by the Ontario Securities Commission and other provincial securities regulatory authorities. The Corporation controls all of the voting and 99% of the non-voting shares of ARCL. ARCL has corrected the filing deficiencies that led to the management cease trade orders and has made application to the relevant provincial securities regulatory authorities to have the management cease trade orders, which are still in effect, lifted.

18	Brookfield Asset Management Inc. – 2011 Annual Information Form

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York

	BAM.A	Toronto

	BAMA	NYSE Euronext

Class A Preference Shares

Series 2	BAM.PR.B	Toronto

Series 4	BAM.PR.C	Toronto

Series 8	BAM.PR.E	Toronto

Series 9	BAM.PR.G	Toronto

Series 10	BAM.PR.H	Toronto

Series 11	BAM.PR.I	Toronto

Series 12	BAM.PR.J	Toronto

Series 13	BAM.PR.K	Toronto

Series 14	BAM.PR.L	Toronto

Series 17	BAM.PR.M	Toronto

Series 18	BAM.PR.N	Toronto

Series 21	BAM.PR.O	Toronto

Series 22	BAM.PR.P	Toronto

Series 24 (a)	BAM.PR.R	Toronto

Series 26 (b)	BAM.PR.T	Toronto

Series 28 (c)	BAM.PR.X	Toronto

(a) The Corporation’s Class A Preference Shares, Series 24 were listed for trading on the TSX on January 14, 2010.

(b) The Corporation’s Class A Preference Shares, Series 26 were listed for trading on the TSX on October 29, 2010.

(c) The Corporation’s Class A Preference Shares, Series 28 were listed for trading on the TSX on February 8, 2011.

Information on the trading prices and volumes for each of the above securities for each month of the calendar year ended December 31, 2010 is set out in Appendix A to this Annual Information Form.

RATINGS AND LIQUIDITY

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form were as follows:

	DBRS		Standard & Poor’s		Moody’s		Fitch
Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook	Rating	Outlook
Commercial paper	R-1 (low)	Stable	A-1 (low)	Negative	Not rated	Not rated	Not rated	Not rated

Senior notes and debentures (a)	A (low)	Stable	A-	Negative	Baa2	Stable	BBB	Stable

Subordinated notes and debentures	Not rated)	Not rated	BBB	Negative	Not rated	Not rated	Not rated	Not rated

Preferred shares	Pfd-2 (low)	Stable	P-2	Negative	Not rated	Not rated	Not rated	Not rated

(a) The Corporation’s senior debt is also rated by Fitch Ratings Ltd.

Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A rating’s downgrade could potentially have adverse consequences by reducing the Corporation’s access to capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, rating

Brookfield Asset Management Inc. – 2011 Annual Information Form	19

levels. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s (“S&P”), and its senior notes and debentures are also rated by Moody’s Investor Service (“Moody’s”) and Fitch Ratings Ltd. (“Fitch”). The following is a brief description of each rating agency’s rating schedule.

DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1”, “AAA” and “Pfd-1”, respectively, which represent the highest ratings, to “R-3”, “CCC” and “Pfd -5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, DBRS may modify them by the addition of “(high)” or “(low)”.

S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1”, “AAA” and “P-1”, respectively, which represent the highest ratings, to “C”, “CCC” and “P-5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”. DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative”.

Moody’s rates long-term obligations with ratings of “Aaa”, which represents the highest rating, to “C”, which represents the lowest. To show relative rankings within these rating categories, Moody’s may modify them by the addition of a “1”, “2” or “3” to indicate relatively higher, middle or lower ranking.

Fitch has assigned to the Corporation’s senior unsecured debt a “BBB” rating with a “Stable” outlook.

A definition and description of the categories of the credit ratings described above which have been assigned to the Corporation’s debt and preferred securities are publicly available from the website of each of the individual ratings agency.

The ratings discussed above for the Corporation’s debt and securities are not a recommendation to purchase, hold or sell the Corporation’s debt and securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s or Fitch in the future if, in their judgment, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in the Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com.

DIVIDENDS AND DIVIDEND POLICY

Class A Limited Voting Shares and Class B Limited Voting Shares

The declaration and payment of dividends on the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares are at the discretion of the Board of Directors. Dividends on the Class A Limited Voting Shares and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The Board of Directors supports a stable and consistent dividend policy for these shares, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

On February 7, 2008, the Board of Directors approved an increase to the quarterly dividend paid on its Class A Limited Voting Shares and Class B Limited Voting Shares from $0.12 to $0.13, commencing with the dividend paid on May 31, 2008.

On January 3, 2008, the Board of Directors announced a special dividend of 25 units of Brookfield Infrastructure for each Class A Limited Voting Share or Class B Limited Voting Share held at the close of business on January 14, 2008. This special dividend was distributed to the holders of Class A Limited Voting Shares and Class B Limited Voting Shares on January 31, 2008, and the Brookfield Infrastructure units commenced trading on the NYSE on that date. Fractional units were paid in February 2008 in cash at the rate of $20.5565 per unit, which was the weighted average trading price of the partnership units on the NYSE for the five trading days following the commencement of trading.

20	Brookfield Asset Management Inc. – 2011 Annual Information Form

On June 1, 2007, the Corporation completed a three-for-two stock split of its Class A Limited Voting Shares by way of a special dividend of one Class A Limited Voting Share for each two Class A Limited Voting Shares or Class B Limited Voting Shares held at the close of business on May 24, 2007. Fractional shares were paid in cash at the rate of C$22.72 or $20.95 per share, the closing price of a Class A Limited Voting Share on the TSX on May 24, 2007.

On February 8, 2007, the Board of Directors approved an increase to the quarterly dividend paid on its Class A Limited Voting Shares and Class B Limited Voting Shares from $0.16 to $0.18, expressed on a pre-split basis, commencing with the dividend paid on May 31, 2007. On a post-split basis, reflecting the three-two-stock split on June 1, 2007, this increased dividend was $0.12.

Increases to the quarterly dividends paid on the Corporation’s Class A Limited Voting Shares were approved in each of the three prior years, with an increase from $0.15 to $0.24 in February 2006, an increase from $0.14 to $0.15 in February 2005, and an increase of C$0.25 to C$0.26 in February 2004. The quarterly dividends shown for these prior years are shown as declared, that is, prior to the impact of the three-for-two stock splits in June 2004, April 2006 and June 2007.

In April 2004, the Board of Directors decided to change the declaration currency for the dividend payable on its Class A Limited Voting Shares and Class B Limited Voting Shares from Canadian to U.S. funds, commencing with the dividend paid on August 31, 2004 of $0.14 per share. Registered Canadian shareholders receive their dividends in Canadian funds, unless they elect otherwise. This declared dividend was also pro-rated to reflect the three-for-two stock split implemented in June 2004.

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the TSX during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board of Directors. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 10, 11, 12, 13, 15 17, 18, 19, 20, 21, 22, 24, 26 and 28 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in the summary share conditions contained in Appendix B to this Annual Information Form.

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2008, 2009 and 2010, on each class and series of securities of the Corporation that was outstanding at December 31, 2010, all expressed in United States dollars.

Brookfield Asset Management Inc. – 2011 Annual Information Form	21

	Distribution per Security
	2010	2009	2008
Per Class A Limited Voting Share and Class B Limited Voting Share
Regular	$0.52	$0.52	$0.51
Special (a)	—	—	0.94

Per Class A Preferred Share (b)
Series 2	0.43	0.39	0.83
Series 4 + Series 7	0.43	0.39	0.83
Series 5	0.40	0.36	0.77
Series 8	0.61	0.56	1.18
Series 9	1.06	0.96	1.02
Series 10	1.39	1.26	1.35
Series 11	1.33	1.21	1.29
Series 12	1.31	1.19	1.27
Series 13	0.43	0.39	0.83
Series 14	1.52	1.47	3.06
Series 15	0.28	0.25	0.99
Series 16	0.73	0.56	1.17
Series 17	1.15	1.04	1.12
Series 18	1.15	1.04	1.12
Series 19	0.87	0.79	0.86
Series 20	0.87	0.79	0.86
Series 21 (c)	1.21	1.10	0.58
Series 22 (d)	1.70	0.92	—
Series 24 (e)	1.25	—	—
Series 26 (f)	0.19	—	—
Series 28 (g)	—	—	—
(a)	This represents the special dividend of units of Brookfield Infrastructure Partners L.P. distributed on January 31, 2008.
(b)

The dividends on these preferred shares are declared in Canadian funds. All Canadian dollar dividends for 2008 have been converted to United States dollars using the average quarterly exchange rates, and for the preceding years using the average annual exchange rates.

(c)	These shares were issued on June 25, 2008. The dividends paid in 2008 were for the period from the date of issue.
(d)	These shares were issued on June 4, 2009. The dividends paid in 2009 were for the period from the date of issue.
(e)	These shares were issued on January 14, 2010. The dividends paid in 2010 were for the period from the date of issue.
(f)	These shares were issued on October 29, 2010. The dividends paid in 2010 were for the period from the date of issue.
(g)	These shares were issued on February 8, 2011.

The Corporation’s Class A Preference Shares, Series 21, were issued on June 25, 2008. The Corporation commenced paying dividends on this series of shares on September 30, 2008.

The Corporation’s Class A Preference Shares, Series 22, were issued on June 4, 2009. The Corporation commenced paying dividends on this series of shares on September 30, 2009.

The Corporation’s Class A Preference Shares, Series 24, were issued on January 14, 2010. The Corporation commenced paying dividends on this series of shares on March 31, 2010.

The Corporation’s Class A Preference Shares, Series 26, were issued on October 29, 2010. The Corporation commenced paying dividends on this series of shares on December 31, 2010.

The Corporation’s Class A Preference Shares, Series 28, were issued on February 8, 2011. The Corporation will commence paying dividends on this series of shares on March 31, 2011.

The Corporation redeemed its 8.30% preferred securities due December 31, 2051 on January 2, 2007; its 8.35% preferred securities due December 31, 2050 on January 2, 2007; and its Class A Preference Shares, Series 3 on November 8, 2005.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com.

22	Brookfield Asset Management Inc. – 2011 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our web site www.brookfield.com at Corporate/Articles & By-laws and are filed on SEDAR at www.sedar.com.

The Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,200,000 Class A Preference Shares, Series 18;

•	the nineteenth series, which consists of 13,700,000 Class A Preference Shares, Series 19;

•	the twentieth series, which consists of 13,513,510 Class A Preference Shares, Series 20;

•	the twenty-first series, which consists of 6,000,000 Class A Preference Shares, Series 21;

•	the twenty-second series, which consists of 12,000,000 Class A Preference Shares, Series 22;

•	the twenty-fourth series, which consists of 11,000,000 Class A Preference Shares, Series 24;

•	the twenty-sixth series, which consists of 10,000,000 Class A Preference Shares, Series 26; and

•	the twenty-eighth series, which consists of 9,890,000 Class A Preference Shares, Series 28.

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Limited Voting Shares; and

d)	85,120 Class B Limited Voting Shares.

Brookfield Asset Management Inc. – 2011 Annual Information Form	23

As at March 10, 2011, the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,805,948 Class A Preference Shares, Series 8; 6,194,052 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; 6,000,000 Class A Preference Shares, Series 21; 12,000,000 Class A Preference Shares, Series 22; 11,000,000 Class A Preference Shares, Series 24; 10,000,000 Class A Preference Shares, Series 26; 9,400,000 Class A Preference Shares, Series 28; nil Class AA Preference Shares; 624,068,997 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. CIBC Mellon Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada and through BNY Mellon Shareowner Services LLC in Jersey City, New Jersey in the U.S.A.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•	The Trust Agreement referred to under “Principal Holders of Voting Shares” in the Corporation’s Circular on page 5.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee was reviewed and confirmed by the board on February 17, 2011 and is set out in full in Appendix C to this Annual information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: Marcel R. Coutu, who is the Committee’s chairman; Jack M. Mintz; Youssef A. Nasr; and George S. Taylor. The Corporation’s board of directors has determined that all of these directors are independent and financially literate, and that Mr. Coutu, Mr. Nasr and Mr. Taylor each qualify as an “audit committee financial expert”. Mr. Coutu has a Masters Degree in Business Administration and over 15 years’ experience in investment banking and corporate finance. He is currently President and Chief Executive Officer of Canadian Oil Sands Limited.

24	Brookfield Asset Management Inc. – 2011 Annual Information Form

Mr. Nasr has over 30 years’ experience in the financial industry. He was the former Chairman and Chief Executive Officer of HSBC Middle East Ltd. and President and Chief Executive Officer of the HSBC group’s business in North and South America. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chairman for a number of public companies and non-profit organizations during his business career. Mr. Mintz has had an extensive academic career in business economics and taxation and has served on the boards and audit committees of several public companies and non-profit organizations.

Additional information on the members of the Audit Committee is contained in the Circular.

Principal Accountant Fees and Services

Deloitte and Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its consolidated reporting issuer subsidiaries. The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte & Touche during 2010 and 2009:

	2010			2009
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit fees	$3.5	$20.5	$24.0	$3.5	$19.4	$22.9
Audit-related fees	0.3	12.5	12.8	0.8	6.1	6.9
Tax fees	—	0.1	0.1	—	0.5	0.5
Other fees	0.2	0.3	0.5	0.1	0.5	0.6
Total	$4.0	$33.4	$37.4	$4.4	$26.5	$30.9

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for the transition to International Financial Reporting Standards (“IFRS”), employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation, litigation and advisory support services.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditors, currently Deloitte & Touche. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditors, including all services prohibited by law from being provided by the external auditors.

Under the policy, all permitted services to be provided by the external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management, such subsidiary adopts pre-approval policies and procedures that are

Brookfield Asset Management Inc. – 2011 Annual Information Form	25

substantially similar to those of the Corporation, and such subsidiary’s audit committee makes certain reports to the Corporation’s audit committee.

Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

Of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche were approved by the Audit Committee of the board of directors of the Corporation pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Circular.

Additional financial information on the Corporation is provided in our Financial Statements and in our Management’s Discussion and Analysis for the most recently completed financial year, which are contained in our 2010 Annual Report.

The Corporation’s most recent Circular and Annual Report, as well as other information on the Corporation, may be found on our web site www.brookfield.com and on SEDAR at www.sedar.com.

26	Brookfield Asset Management Inc. – 2011 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

The following sets out trading information for 2010 for the Corporation’s publicly traded securities outstanding as at December 31, 2010, all of which are listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and NYSE Euronext.

Class A Limited Voting Shares (TSX: BAM.A)

		Price Per Share

Period	High	Low	Average	Volume Traded (a)
2010	C$	C$	C$	#
December	33.45	30.24	31.93	13,358,325
November	31.89	29.70	30.53	17,230,073
October	31.53	28.98	30.18	11,971,421
September	29.21	27.38	28.28	18,530,231
August	27.58	25.09	26.65	19,751,308
July	26.33	23.01	24.98	14,298,636
June	25.75	23.89	24.76	18,147,202
May	27.00	23.80	25.53	20,126,887
April	26.63	25.13	25.69	11,971,368
March	26.59	24.64	25.40	16,158,376
February	25.33	21.44	23.22	21,332,990
January	23.68	21.38	22.64	15,651,956
(a)	Volume traded refers to volume traded on TSX only.

Class A Limited Voting Shares (NYSE: BAM)

		Price Per Share

Period	High	Low	Average	Volume Traded (a)
2010	US$	US$	US$	#
December	33.49	29.74	31.72	14,924,864
November	31.89	28.96	30.17	16,928,675
October	30.87	28.31	29.58	20,947,501
September	28.39	25.93	27.35	16,927,868
August	26.85	24.36	25.60	19,795,276
July	25.59	21.65	23.95	18,194,787
June	25.17	22.57	23.84	21,496,760
May	26.37	22.06	24.44	29,567,656
April	26.39	24.64	25.56	15,615,397
March	26.16	23.68	24.83	14,610,375
February	23.93	20.12	21.97	17,212,568
January	22.78	20.00	21.66	12,945,121
(a)	Volume traded refers to volume traded on NYSE only.

Brookfield Asset Management Inc. – 2011 Annual Information Form	A-1

Class A Limited Voting Shares (NYSE Euronext: BAMA)

There was no trading activity of the Corporation’s Class A Limited Voting Shares on the NYSE Euronext during 2010.

Class A Preference Shares, Series 2 (TSX: BAM.PR.B)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	18.55	17.75	18.09	349,889
November	17.90	16.60	17.27	293,798
October	16.76	16.09	16.51	500,800
September	16.16	14.87	15.54	426,945
August	15.58	14.99	15.28	123,093
July	15.84	14.98	15.46	99,541
June	15.85	15.24	15.68	150,884
May	17.66	15.55	16.40	276,070
April	17.97	17.47	17.73	183,950
March	18.00	17.15	17.58	362,494
February	17.47	15.34	16.46	285,251
January	15.32	14.00	14.97	439,041

Class A Preference Shares, Series 4 (TSX: BAM.PR.C)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	18.65	17.71	18.19	83,332
November	17.95	16.66	17.51	86,063
October	16.84	16.06	16.52	130,462
September	16.25	14.95	15.57	100,313
August	15.70	14.90	15.36	82,378
July	15.90	15.10	15.60	50,745
June	16.10	15.60	15.86	47,531
May	17.72	15.85	16.59	86,086
April	17.93	17.69	17.81	66,467
March	18.09	17.49	17.79	105,801
February	17.50	15.25	16.56	59,967
January	15.29	13.90	14.91	110,563

A-2	Brookfield Asset Management Inc. – 2011 Annual Information Form

Class A Preference Shares, Series 8 (TSX: BAM.PR.E)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	23.00	22.00	22.39	37,950
November	23.23	22.00	22.27	30,175
October	22.25	21.04	21.65	13,321
September	22.00	20.69	21.11	21,200
August	21.25	20.5	20.94	13,900
July	21.25	20.75	21.08	21,850
June	21.55	20.75	21.31	18,545
May	22.74	21.00	21.52	44,990
April	22.51	21.45	21.92	41,556
March	22.16	20.28	21.42	184,829
February	20.43	18.20	19.33	66,701
January	18.29	17.35	17.92	259,808

Class A Preference Shares, Series 9 (TSX: BAM.PR.G)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	23.49	22.51	22.95	36,989
November	23.23	21.45	22.37	37,170
October	22.40	21.40	21.80	48,365
September	21.75	20.75	21.17	19,040
August	21.25	20.56	20.90	22,820
July	21.40	20.55	21.00	125,420
June	21.70	20.83	21.19	13,613
May	22.35	20.56	21.48	16,745
April	22.45	22.00	22.15	44,441
March	22.51	20.30	21.31	109,764
February	20.55	18.42	19.48	57,054
January	19.80	18.22	19.14	40,575

Brookfield Asset Management Inc. – 2011 Annual Information Form	A-3

Class A Preference Shares, Series 10 (TSX: BAM.PR.H)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	25.81	25.02	25.54	64,159
November	26.76	25.25	25.89	88,686
October	26.20	25.30	25.82	119,753
September	26.24	25.61	25.84	99,820
August	26.32	25.63	25.93	56,526
July	26.09	25.51	25.77	226,619
June	26.10	25.54	25.72	62,470
May	25.76	25.10	25.47	121,374
April	25.94	25.52	25.67	88,436
March	26.46	25.40	25.85	169,391
February	26.33	25.90	26.09	106,282
January	26.30	25.50	25.97	106,276

Class A Preference Shares, Series 11 (TSX: BAM.PR.I)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	26.99	25.14	26.20	33,871
November	27.43	25.75	27.01	91,577
October	26.98	25.24	26.06	36,896
September	27.15	25.70	26.13	32,386
August	26.64	25.69	26.03	46,477
July	26.28	25.45	25.87	15,994
June	25.85	25.29	25.54	23,921
May	26.49	25.24	25.40	55,030
April	25.89	25.46	25.68	58,920
March	25.99	25.34	25.60	65,922
February	26.30	25.66	25.86	54,913
January	26.24	25.90	26.06	24,636

A-4	Brookfield Asset Management Inc. – 2011 Annual Information Form

Class A Preference Shares, Series 12 (TSX: BAM.PR.J)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	27.65	25.88	26.91	76,424
November	27.87	26.58	27.21	65,015
October	27.08	26.40	26.69	80,501
September	27.21	26.50	28.86	70,572
August	27.29	26.00	26.37	168,641
July	26.57	25.75	26.15	360,008
June	26.54	25.66	26.13	63,369
May	26.25	25.56	26.03	33,536
April	26.60	25.10	25.90	77,072
March	26.80	25.55	26.03	231,638
February	26.73	25.46	26.27	69,242
January	27.40	25.32	26.35	147,980

Class A Preference Shares, Series 13 (TSX: BAM.PR.K)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	18.57	17.71	18.02	262,493
November	17.86	16.65	17.22	128,425
October	16.73	16.01	16.50	185,858
September	16.83	14.75	15.46	285,695
August	15.55	14.79	15.21	79,700
July	15.72	14.80	15.41	83,014
June	15.97	15.17	15.70	74,551
May	17.71	15.75	16.51	108,757
April	17.96	17.70	17.76	79,975
March	17.90	17.27	17.61	196,769
February	17.39	15.17	16.36	171,020
January	15.25	14.11	14.95	225,245

Brookfield Asset Management Inc. – 2011 Annual Information Form	A-5

Class A Preference Shares, Series 14 (TSX: BAM.PR.L)

There were no trades of the Corporation’s Class A Preference Shares, Series 14 during 2010.

Class A Preference Shares, Series 17 (TSX: BAM.PR.M)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	21.40	20.30	20.82	266,448
November	21.94	20.57	21.23	283,245
October	20.88	20.20	20.57	266,900
September	20.40	19.69	20.11	369,748
August	19.80	19.04	19.42	234,361
July	19.15	18.06	18.65	225,078
June	18.36	17.05	17.78	239,082
May	17.29	16.46	16.95	193,063
April	17.25	16.56	16.99	340,077
March	17.94	17.06	17.55	344,898
February	17.82	17.41	17.68	287,834
January	18.28	17.60	17.94	205,537

Class A Preference Shares, Series 18 (TSX: BAM.PR.N)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	21.48	20.07	20.90	297,205
November	21.78	20.49	21.26	335,482
October	20.96	20.21	20.55	278,611
September	20.48	19.60	20.06	356,856
August	19.87	18.85	19.33	309,031
July	19.00	17.81	18.45	327,210
June	18.15	17.05	17.67	244,510
May	17.27	16.64	16.94	224,917
April	17.24	16.50	16.98	273,996
March	17.83	16.97	17.53	535,657
February	17.82	17.45	17.66	203,765
January	18.05	17.56	17.80	347,603

A-6	Brookfield Asset Management Inc. – 2011 Annual Information Form

Class A Preference Shares, Series 21 (TSX: BAM.PR.O)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	26.56	25.80	26.16	74,503
November	26.84	25.68	26.38	49,423
October	26.50	25.38	26.07	70,738
September	26.63	26.00	26.34	40,398
August	26.70	25.63	26.22	39,635
July	26.05	25.53	25.88	43,443
June	26.27	25.44	25.92	46,763
May	25.91	25.26	25.59	55,190
April	26.50	25.25	26.03	82,154
March	26.30	25.55	25.99	363,346
February	26.89	25.51	25.97	150,521
January	26.51	25.40	25.87	205,458

Class A Preference Shares, Series 22 (TSX: BAM.PR.P)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	28.09	26.70	27.40	201,189
November	28.34	27.27	27.95	203,588
October	28.19	27.26	27.75	279,587
September	28.33	27.59	27.91	282,173
August	28.37	27.15	27.78	156,009
July	27.43	27.02	27.23	168,535
June	27.48	26.75	27.17	160,220
May	27.00	26.40	26.75	248,300
April	27.48	26.06	26.93	320,605
March	27.68	26.78	27.29	436,219
February	27.29	26.90	27.07	347,752
January	27.45	27.06	27.18	702,939

Brookfield Asset Management Inc. – 2011 Annual Information Form	A-7

Class A Preference Shares, Series 24 (TSX: BAM.PR.R)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	26.45	25.55	25.99	345,965
November	27.42	25.76	26.76	313,750
October	26.86	25.60	26.28	317,626
September	27.24	26.00	26.79	275,536
August	26.85	25.76	26.28	120,199
July	26.15	25.2	25.69	204,181
June	25.79	25.01	25.50	184,770
May	25.17	24.61	24.98	229,922
April	25.35	24.60	25.01	335,542
March	25.80	25.02	25.57	397,454
February	25.80	25.25	25.49	300,026
January	25.69	24.00	25.43	1,526,671

Class A Preference Shares, Series 26 (TSX: BAM.PR.T)

		Price Per Share

Period	High	Low	Average	Volume Traded
2010	C$	C$	C$	#
December	25.25	24.41	24.79	249,792
November	25.39	24.70	25.07	961,640
October(a)	24.90	24.60	24.60	229,985
(a)	The Corporation’s Class A Preference Shares, Series 26 commenced trading on the TSX on October 29, 2010.

A-8	Brookfield Asset Management Inc. – 2011 Annual Information Form

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES

TABLE OF CONTENTS

Certain Provisions of the Class A Preference Shares as a Class	B-2

Certain Provisions of the Class A Preference Shares, Series 1 as a Series	B-2

Certain Provisions of the Class A Preference Shares, Series 2 as a Series	B-3

Certain Provisions of the Class A Preference Shares, Series 3 as a Series	B-5

Certain Provisions of the Class A Preference Shares, Series 4 as a Series	B-6

Certain Provisions of the Class A Preference Shares, Series 5 as a Series	B-7

Certain Provisions of the Class A Preference Shares, Series 6 as a Series	B-8

Certain Provisions of the Class A Preference Shares, Series 7 as a Series	B-9

Certain Provisions of the Class A Preference Shares, Series 8 as a Series	B-11

Certain Provisions of the Class A Preference Shares, Series 9 as a Series	B-12

Certain Provisions of the Class A Preference Shares, Series 10 as a Series	B-13

Certain Provisions of the Class A Preference Shares, Series 11 as a Series	B-15

Certain Provisions of the Class A Preference Shares, Series 12 as a Series	B-17

Certain Provisions of the Class A Preference Shares, Series 13 as a Series	B-19

Certain Provisions of the Class A Preference Shares, Series 14 as a Series	B-20

Certain Provisions of the Class A Preference Shares, Series 15 as a Series	B-21

Certain Provisions of the Class A Preference Shares, Series 16 as a Series	B-22

Certain Provisions of the Class A Preference Shares, Series 17 as a Series	B-23

Certain Provisions of the Class A Preference Shares, Series 18 as a Series	B-25

Certain Provisions of the Class A Preference Shares, Series 19 as a Series	B-27

Certain Provisions of the Class A Preference Shares, Series 20 as a Series	B-28

Certain Provisions of the Class A Preference Shares, Series 21 as a Series	B-29

Certain Provisions of the Class A Preference Shares, Series 22 as a Series	B-31

Certain Provisions of the Class A Preference Shares, Series 24 as a Series	B-33

Certain Provisions of the Class A Preference Shares, Series 26 as a Series	B-34

Certain Provisions of the Class A Preference Shares, Series 28 as a Series	B-35

Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares	B-37

Other Provisions Regarding the Share Capital of the Corporation	B-38

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-1

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES AS A CLASS

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 1 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Conversion

The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.

B-2	Brookfield Asset Management Inc. – 2011 Annual Information Form

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 2 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-3

excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.

B-4	Brookfield Asset Management Inc. – 2011 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 3 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.

Redemption

Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Class A Preference Shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-5

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 4 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and

B-6	Brookfield Asset Management Inc. – 2011 Annual Information Form

including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 5 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-7

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 6 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preference Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-8	Brookfield Asset Management Inc. – 2011 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:

(a)

declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 7 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preference Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-9

Right to Exchange

The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)

a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:

(a)

declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

B-10	Brookfield Asset Management Inc. – 2011 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 8 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 8 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001 (the “Fixed Rate Period”), as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter so long as any of the Class A Preference Shares, Series 8 shall be outstanding (the “Floating Rate Period”) are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelfth of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.

Redemption

The Class A Preference Shares, Series 8 are not redeemable by the Corporation prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter (each, a “Conversion Date”), to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.

Voting

At any time that during the Fixed Rate Period eight quarterly dividends, or during the Floating Rate Period 24 monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-11

(d)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 9 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-12	Brookfield Asset Management Inc. – 2011 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;

unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 10 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of C$25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-13

Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

B-14	Brookfield Asset Management Inc. – 2011 Annual Information Form

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 11 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-15

in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)

issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

B-16	Brookfield Asset Management Inc. – 2011 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 12 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-17

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)

issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

B-18	Brookfield Asset Management Inc. – 2011 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 13 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-19

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 14 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed fro retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.

Voting

At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

B-20	Brookfield Asset Management Inc. – 2011 Annual Information Form

(c)

except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)

pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 15 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.

Redemption

Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-21

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:

(a)

pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 16 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.

Redemption

Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class

B-22	Brookfield Asset Management Inc. – 2011 Annual Information Form

A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share, Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of  1/2 of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)

except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 16;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 17 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 17 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of December, March, June and September of each year.

Redemption

The Class A Preference Shares, Series 17 may not be redeemed by the Corporation prior to December 31, 2011. On and after December 31, 2011, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 17, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before December 31, 2012, C$25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at C$25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at C$25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at C$25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-23

If less than all of the outstanding Class A Preference Shares, Series 17 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 17 the right, at their option, to convert such shares into a further series of preference shares designated by the Corporation.

The Class A Preference Shares, Series 17 are not convertible by the Corporation prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 17 into Class A Limited Voting Shares of the Corporation. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 17 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends up to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 17 but in lieu thereof the Corporation will make cash payments.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 17 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 17 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 17. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 17 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 17 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 17:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 17) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 17;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 17, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 17;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 17; or

(d)

issue any additional Class A Preference Shares, Series 17 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 17;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 17 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 17 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 17 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 17 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the

B-24	Brookfield Asset Management Inc. – 2011 Annual Information Form

votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 17 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 17 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 17 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 17 held.

Voting Rights

The holders of the Class A Preference Shares, Series 17 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 17 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 17, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 17 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 17 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 17 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 17 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 17 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 18 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 18 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 18 may not be redeemed by the Corporation prior to June 30, 2012. On and after June 30, 2012, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 18, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before June 30, 2013, at C$25.75 per share if redeemed on or after June 30, 2013 but before June 30, 2014, at C$25.50 per share if redeemed on or after June 30, 2014 but before June 30, 2015, at C$25.25 per share if redeemed on or after June 30, 2015 but before June 30, 2016 and at C$25.00 per share if redeemed on or after June 30, 2016, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

If less than all of the outstanding Class A Preference Shares, Series 18 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 18 the right, at their option, to convert such shares into a further series of preference shares designated by the Corporation.

The Class A Preference Shares, Series 18 will not be convertible by the Corporation prior to June 30, 2012. On and after June 30, 2012 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 18 into Class A Limited Voting Shares. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 18 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends up to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 18 but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-25

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 18 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 18 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 18. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 18 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 18 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 18:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 18) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 18;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 18, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 18;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 18; or

(d)

issue any additional Class A Preference Shares, Series 18 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 18;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 18 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 18 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 18 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 18 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 18 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 18 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 18 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 18 held.

Voting Rights

The holders of the Class A Preference Shares, Series 18 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 18 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 18, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 18 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another

B-26	Brookfield Asset Management Inc. – 2011 Annual Information Form

specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 18 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 18 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 18 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 18 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 19 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 19 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 19 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporation Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 19 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 19 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 19 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 19 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 19 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 19 tendered at the price at which more Class A Preference Shares, Series 19 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 19 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 19 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 19. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 19 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 19 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 19 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 19 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 19 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 19 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 19 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 19 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 19 then represented would form the quorum. At any meeting of holders of Class

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-27

A Preference Shares, Series 19, each holder of Class A Preference Shares, Series 19 is entitled to vote and will have one vote in respect of each Class A Preference Share, Series 19 held.

Voting Rights

Each holder of Class A Preference Shares, Series 19 is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per Class A Preference Share, Series 19 held.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 20 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 20 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 20 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporations Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 20 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 20 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 20 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 20 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 20 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 20 tendered at the price at which more Class A Preference Shares, Series 20 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 20 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 20 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 20. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 20 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 20 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 20 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 20 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 20 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 20 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 20 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 20 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 20 then represented would form the quorum. At any meeting of holders of Class

B-28	Brookfield Asset Management Inc. – 2011 Annual Information Form

A Preference Shares, Series 20, each holder of Class A Preference Shares, Series 20 is entitled to vote and will have one vote in respect of each Class A Preference Share, Series 20 held.

Voting Rights

Except as required by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 20 as a series, the holders of Class A Preference Shares, Series 20 shall not be entitled of, to attend or to vote at any meeting of the shareholders of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 21 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 21 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$1.2500 per share per annum, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 21 may not be redeemed by the Corporation before June 30, 2013. On or after this date, but subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 21, by the payment of an amount in cash for each such share so redeemed of C$25.00 per Class A Preference Share, Series 21 together with, all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Notice of any redemption will be given by the Corporation not less than 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding the Class A Preference Shares, Series 21 are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 21 are not convertible at the option of the Corporation prior to June 30, 2013. On or after this date, the Corporation may, subject to applicable law and other regulatory approvals, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 21 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 21) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of such Class A Limited Voting Shares on the TSX for the period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 21, but in lieu thereof the Corporation will make cash payments.

Notice of any conversion will be given by the Corporation not less than 30 days and not more than 60 days prior to the date fixed for conversion. If less than all the outstanding Class A Preference Shares, Series 21 are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

Upon exercise by the Corporation of its right to convert Class A Preference Shares, Series 21 into Class A Limited Voting Shares, the Corporation reserves the right not to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after June 30, 2013, each Class A Preference Share, Series 21 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 21) by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 21, but in lieu thereof the Corporation will make cash payments.

Upon exercise of the conversion privilege by the holder of Class A Preference Shares, Series 21, the Corporation reserves the right not to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-29

reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

The Corporation, subject to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 21 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 21 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 21 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 21 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 21 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

If the Corporation elects to redeem or arrange for the purchase of any Class A Preference Shares, Series 21 that are the subject of a conversion notice (“Subject Shares”), the Corporation shall, at least 20 days prior to the conversion date, give notice to all holders who have given a conversion notice to the Corporation, stating:

(a)	the number of Subject Shares to be redeemed for cash by the Corporation;

(b)	the number of Subject Shares to be sold to another purchaser; and

(c)	the number of Subject Shares to be converted into Class A Limited Voting Shares;

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date shall, to the extent practicable, be the same for each holder delivering a conversion date.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 21 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 21 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 21. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 21 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 21 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 21:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 21) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 21;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 21, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 21;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 21; or

(d)

issue any additional Class A Preference Shares, Series 21 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 21;

B-30	Brookfield Asset Management Inc. – 2011 Annual Information Form

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 21 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 21 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 21 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 21 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 21 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 21 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 21 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 21 held.

Voting Rights

The holders of the Class A Preference Shares, Series 21 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 21 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 21, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 21 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 21 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 21 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Shares, Series 21 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 21 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 22 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 22 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year (except June 30, 2009) at an annual rate of C$1.75 per share until September 30, 2014. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the Government of Canada yield on the 30th day prior to the first day of such subsequent fixed rate period plus 4.45%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 22 may not be redeemed by the Corporation before September 30, 2014. On September 30, 2014 and on September 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 22 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 22 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 22 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 22 held by them for Cumulative Class A Preference Shares, Series

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-31

23 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 22 for Class A Preference Shares, Series 23 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 22 automatically convert into Class A Preference Shares, Series 23, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 22 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 22 are paid, the holders of Class A Preference Shares, Series 22 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 22 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 22 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 22 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 22:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 22) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 22;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 22, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 22;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 22 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 22;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 22 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 22 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 22 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 22 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 22 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 22 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 22 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 22 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 22. Upon such payment, the holders of the Class A Preference Shares, Series 22 will not be entitled to share in any future distribution of assets of the Corporation.

B-32	Brookfield Asset Management Inc. – 2011 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 24 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 24 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.35 per share until June 30, 2016. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the Government of Canada yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.30%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 24 may not be redeemed by the Corporation before June 30, 2016. On June 30, 2016 and on June 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 24 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 24 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 24 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 24 held by them for Class A Preference Shares, Series 25 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 24 for Class A Preference Shares, Series 25 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 24 automatically convert into Class A Preference Shares, Series 25, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 24 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 24 are paid, the holders of Class A Preference Shares, Series 24 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 24 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 24 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 24 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 24:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the company ranking junior to the Class A Preference Shares, Series 24) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 24;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 24, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 24;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 24 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 24;

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-33

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 24 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 24 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 24 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 24 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 24 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 24 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 24 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 24 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 24. Upon such payment, the holders of the Class A Preference Share, Series 24 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 26 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 26 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.125 per share until March 31, 2017. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the Government of Canada yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.31%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 26 may not be redeemed by the Corporation before March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 26 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 26 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 26 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 26 held by them for Class A Preference Shares, Series 27 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 26 for Class A Preference Shares, Series 27 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 26 automatically convert into Class A Preference Shares, Series 27, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 26 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 26 are paid, the holders of Class A Preference Shares, Series 26 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 26 held, provided that in respect of the election of directors, the holders of

B-34	Brookfield Asset Management Inc. – 2011 Annual Information Form

Class A Preference Shares, Series 26 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 26 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 26:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the company ranking junior to the Class A Preference Shares, Series 26) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 26;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 26, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 26;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 26 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 26;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 26 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 26 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 26 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 26 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 26 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 26 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 26 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 26 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 26. Upon such payment, the holders of the Class A Preference Share, Series 26 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 28 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 28 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.150 per share until June 30, 2017. The initial dividend will be payable on March 31, 2010 and will be C$0.1607 per share. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the 5-year Government of Canada bond yield on the 30th day prior to the first day of such subsequent fixed rate period plus 1.80%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 28 may not be redeemed by the Corporation before June 30, 2017. On June 30, 2017 and on June 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 28 by the

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-35

payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 28 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 28 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 28 held by them for Class A Preference Shares, Series 29 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 28 for Class A Preference Shares, Series 29 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 28 automatically convert into Class A Preference Shares, Series 29, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 28 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 28 are paid, the holders of Class A Preference Shares, Series 28 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 28 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 28 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 28 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 28:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the company ranking junior to the Class A Preference Shares, Series 28) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 28;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 28, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 28;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 28 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 28;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 28 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 28 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 28 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 28 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 28 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 28 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 28 held.

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Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 28 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 28. Upon such payment, the holders of the Class A Preference Share, Series 28 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A LIMITED VOTING SHARES AND THE CLASS B LIMITED VOTING SHARES

The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.

Brookfield Asset Management Inc. – 2011 Annual Information Form	B-37

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

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APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Corporation (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)

oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)

review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(c)	where appropriate, terminate the auditor;

(d)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(f)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(g)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws with the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

Brookfield Asset Management Inc. – 2011 Annual Information Form	C-1

(j)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934, as amended;

(k)

pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(n)

discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

(p)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material

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weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(q)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(s)

meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(t)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

(u)

review and confirm with senior management that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, and review the public disclosure of financial information extracted or derived from the Corporation’s financial statements;

(v)	review periodically, the status of taxation matters of the Corporation;

(w)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(x)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud;

(y)

refer systemic risks, risks of fraud and other risk-related matters, as determined appropriate by the Committee, to the Risk Management Committee of the Corporation, including those identified by the Corporation’s internal auditor; and

(z)	consider other matters of a financial nature as directed by the Board.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)

its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)

its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

Brookfield Asset Management Inc. – 2011 Annual Information Form	C-3

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s web site and is available in print to any shareholder who requests a copy. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

C-4	Brookfield Asset Management Inc. – 2011 Annual Information Form

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(f)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(i)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)

is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than Cdn$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was affiliated with or employed by, or whose immediate family member is or was employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor;

(d)

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

(e)

is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Committee specifically may not:

(a)

accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

For the purposes of the definition of Independent Director, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

This charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 17, 2011.

Brookfield Asset Management Inc. – 2011 Annual Information Form	C-5

Brookfield Asset Management Inc.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196
	London – United Kingdom	Rio de Janeiro – Brazil
Toronto – Canada	23 Hanover Square	Rua Lauro Müller 116, 21° andar,
Brookfield Place, Suite 300	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil
Bay Wellington Tower	United Kingdom	22290 - 160
181 Bay Street, Box 762	T 44 (0) 20.7659.3500	CEP: 71.635-250
Toronto, Ontario M5J 2T3	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
T 416.363.9491		F 55 (21) 3527.7799
F 416.365.9642

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